OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Unaudited Condensed Interim

Consolidated Financial Statements

For the three and nine months ended

September 30, 2021

Osisko Development Corp. Consolidated Statements of Financial Position As at September 30, 2021 and December 31, 2020 (Unaudited)
(Expressed in thousands of Canadian dollars)

		September 30,	December 31,
		2021	2020
	Notes	$	$

Assets

Current assets

Cash	4	72,151	197,427
Amounts receivable		9,223	6,977
Inventories	5	19,172	10,025
Other current assets		1,878	4,049
		102,424	218,478

Non-current assets
Investments in associates	6	12,910	9,636
Other investments	6	66,433	100,508
Mining interests	7	438,887	385,802
Property, plant and equipment	8	74,228	21,198
Exploration and evaluation	9	45,225	41,869
Other assets		11,908	24,653
		752,015	802,144

Liabilities

Current liabilities

Accounts payable and accrued liabilities		38,289	37,636
Deferred premium on flow-through shares	13	2,017	-
Lease liabilities	11	9,044	578
Contract liability	12	3,826	1,606
Environmental rehabilitation provision	14	4,032	3,019
		57,208	42,839

Non-current liabilities
Lease liabilities	11	2,646	1,457
Contract liability	12	19,676	12,401
Environmental rehabilitation provision	14	29,442	31,582
Deferred income and mining taxes		5,121	14,299
		114,093	102,578

Equity
Share capital	15	716,591	613,127
Shares to be issued		-	73,945
Contributed surplus		3,973	69
Accumulated other comprehensive income		14,612	15,018
Deficit		(97,254)	(2,593)
		637,922	699,566
		752,015	802,144

APPROVED ON BEHALF OF THE BOARD

(Signed) Sean Roosen, Director	(Signed), Charles Page, Director

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	2

Osisko Development Corp. Consolidated Statements of Loss For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended		Nine months ended
			September 30,		September 30,
		2021	2020	2021	2020
	Notes	$	$	$	$

Revenues	3	3,906	-	4,681	-
Operating expenses
Cost of sales		(3,906)	-	(4,681)	-
General and administrative	17	(6,862)	(1,151)	(15,533)	(3,320)
Exploration and evaluation, net of tax credits		(338)	(32)	(1,518)	(108)
Impairment of assets	5,10	(33,320)	-	(73,799)	-
Operating loss		(40,520)	(1,183)	(90,850)	(3,428)
Accretion expense		(314)	32	(446)	(1,002)
Share of loss of associates	6	(146)	(209)	(1,302)	(1,598)
Other income, net	18	5,282	1,114	9,055	6,159
Loss before income taxes		(35,698)	(246)	(83,543)	131

Deferred income tax recovery (expense)		3,953	1	6,694	(432)
Net loss		(31,745)	(245)	(76,849)	(301)

Basic and diluted loss per share		(0.24)	0.00	(0.56)	(0.00)
Weighted average number of shares outstanding		133,203,232	100,000,100	138,290,725	100,000,100

As further described in Note 2, the information for the period prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	3

Osisko Development Corp. Consolidated Statements of Comprehensive Loss For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
		September 30,		September 30,
	2021	2020	2021	2020
	$	$	$	$

Net loss	(31,745)	(245)	(76,849)	(301)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income	(16,111)	11,954	(18,713)	32,223
Income tax effect	1,916	(1,640)	1,969	(4,866)
Share of other comprehensive loss of associates	-	(32)	-	(32)

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	(184)	-	(1,474)	-

Other comprehensive income (loss)	(14,379)	10,282	(18,218)	27,325

Comprehensive income (loss)	(46,124)	10,037	(95,067)	27,024

As further described in Note 2, the information for the period prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	4

Osisko Development Corp. Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Expressed in thousands of Canadian dollars)

		Three months ended		Nine months ended
			September 30,		September 30,
		2021	2020	2021	2020
	Notes	$	$	$	$
Operating activities
Net loss		(31,745)	(245)	(76,849)	(301)
Adjustments for:
Share-based compensation		1,926	191	3,601	529
Depreciation		16	21	80	210
Accretion		312	(32)	446	1,002
Loss (gain) on disposal of assets		111	-	(114)	-
Share of loss of associates		145	209	1,302	1,598
Realized gain on sale of marketable securities		-	-	-	(1,226)
Net gain on acquisition of investments		(222)	(588)	(222)	(3,539)

Change in fair value of financial assets at fair value through profit and loss		467	(261)	772	(960)
Unrealized gain on dilution	6	-	-	(1,391)	-
Foreign exchange loss (gain)		(993)	-	542	-
Deferred income tax expense (recovery)		(3,954)	(1)	(6,694)	432
Impairment of assets		33,320	-	73,799	-
Premium on flow-through shares	13	(2,600)	-	(5,868)	-
Contract liability proceeds	12	-	-	5,653	-
Other		(2,687)	-	(2,245)	-
Net cash flows used in operating activities before changes in non-cash working capital items		(5,904)	(706)	(7,188)	(2,255)
Changes in non-cash working capital items	19	2,965	(497)	(11,877)	(2,264)
Net cash flows used in operating activities		(2,939)	(1,203)	(19,065)	(4,519)

Investing activities
Mining interests		(41,451)	(16,059)	(116,581)	(42,347)
Property, plant and equipment		(14,469)	-	(28,965)	-
Exploration and evaluation expenses		(3,250)	(85)	(4,413)	(202)
Proceeds on disposals of investments		-	-	23,233	-
Acquisition of investments in associates		(2,200)	-	(2,200)	-
Acquisition of other investments		(7,741)	-	(9,156)	-
Other		(43)	4,968	(245)	4,762
Net cash flows used in investing activities		(69,154)	(11,176)	(138,327)	(37,787)

Financing activities
Private placements	15	-	-	38,841	-
Share issue expense	15	-	-	(2,581)	-
Exercise warrants		-		3
Capital payments on lease liabilities	11	(1,588)	-	(3,956)	-
Investments from parent company		-	13,666	-	38,474
Other		-	(408)	-	(521)
Net cash flows (used) provided by financing activities		(1,588)	13,258	32,307	37,953

Increase (decrease) in cash before impact of exchange rate		(73,681)	879	(125,085)	(4,353)
Effects of exchange rate changes on cash		1,210	-	(191)	-

Increase (decrease) in cash		(72,471)	879	(125,276)	(4,353)
Cash - Beginning of period		144,622	2,774	197,427	8,006
Cash - end of period		72,151	3,653	72,151	3,653

As further described in Note 2, the information as at and for the period prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	5

Osisko Development Corp. Consolidated Statements of Changes in Equity For the nine months ended September 30, 2021 (Unaudited)
(Expressed in thousands of Canadian dollars, except for number of shares)

		Number of			Accumulated
		common			other	Retained
		shares	Share	Contributed	comprehensive	earnings
	Notes	Outstanding	capital	surplus	income (loss)	(deficit)	Total
			$	$	$	$	$

Balance - January 1, 2021		118,950,545	687,072	69	15,018	(2,593)	699,566

Net loss		-	-	-	-	(76,849)	(76,849)

Other comprehensive loss		-	-	-	(18,218)	-	(18,218)

Comprehensive loss		-	-	-	(18,218)	(76,849)	(95,067)

Transfer of realized loss on financial assets at fair value

through other comprehensive income, net of taxes		-	-	-	17,812	(17,812)	-

Private placements - Non-brokered	15	10,862,195	6,156	-	-	-	6,156

Private placements - Flow-through	15	3,390,242	25,257	-	-	-	25,257

Issue costs on financings (net of income taxes)	15	-	(1,897)	-	-	-	(1,897)

Share options - Share-based compensation		-	-	2,001	-	-	2.001

Exercise of warrants		250	3	-	-	-	3

Restricted share units (including from Parent Company) Share-based compensation		-	-	1,160	-	-	1,160

Deferred share units to be settled in common shares - Share-based compensation		-	-	902	-	-	902

Income tax impact		-	-	(159)	-	-	(159)

Balance - September 30, 2021		133,203,232	716,591	3,973	14,612	(97,254)	637,922

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	6

Osisko Development Corp. Consolidated Statements of Changes in Equity For the nine months ended September 30, 2020 (Unaudited)
(Expressed in thousands of Canadian dollars except number of shares)

	Number of		Accumulated
	common	Net parent	other	Retained
	shares	company	comprehensive	earnings
	Outstanding(i)	investment	income (loss)	(deficit)	Total
			$		$

Balance - January 1, 2020	100,000,100	374,118	(19,104)	-	355,014

Net earnings (loss)	-	-	-	(301)	(301)

Other comprehensive income	-	-	27,325	-	27,325

Comprehensive income (loss)	-	-	27,325	(301)	27,024

Net parent company investment	-	187,497	-	(70,973)	116,524
Realized gain on financial assets at fair value through profit and loss, net of taxes of ($68)	-	-	(495)	495	-

Balance - September 30, 2020	100,000,100	561,615	7,726	(70,779)	498,562

(i) The shares issued to the parent upon the Reverse Take-Over transaction are deemed to have been issued and outstanding as at January 1, 2020 for purposes of these interim consolidated financial statements.

As further described in Note 2, the information for the period prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	7

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of operations

In November 2020, Osisko Gold Royalties Ltd ("Osisko Gold Royalties or "Parent Company") transferred mining properties and a portfolio of marketable securities to Barolo Ventures Corp. ("Barolo"), in exchange for common shares of Barolo, which resulted in a Reverse Take-Over of Barolo (the "RTO") under the policies of the TSX Venture Exchange ("TSX-V") and which, in connection with the RTO, Barolo changed its name to Osisko Development Corp. ("Osisko Development" or "the Company").

The common shares of Osisko Development began trading on the TSX-V on December 2, 2020 under the symbol "ODV". The Company's registered and business address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec.

The principal subsidiaries of the Company and their geographic locations at September 30, 2021 were as follows:

Entity	Jurisdiction
Barkerville Gold Mines Ltd.	British Columbia
Sapuchi Minera, S. de R.L. de C.V. (i)	Mexico
(i) From August 21, 2020

Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold and Bonanza Ledge II Projects in British Columbia and the San Antonio gold project in Mexico.

As at September 30, 2021, the Company's working capital was $45.2 million, which included cash of $72.2 million. Management believes that the Company has sufficient funds to meet its obligations for the ensuing twelve months as they fall due. In order for the Company to execute all of it planned activities, the Company will be required to secure additional financing in the future.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, unless otherwise noted.

As further described in the Company's last annual audited financial statements, the Company's financial information for periods and dates prior to November 25, 2020, and thus the comparative financial information from January 1 to September 30, 2020 represents the carve-out financial information of the mining activities of Osisko Gold Royalties and reflect the activities, assets and liabilities of the Osisko Gold Royalties Contributed Assets on a "carve-out" basis, rather than representing the legal form applicable at the time.

The carve-out financial information has been derived from Osisko Gold Royalties historical accounting records and estimates that were established by Osisko Development's management. The consolidated statements of loss and comprehensive loss include a pro rata of Osisko Gold Royalties income and expenses for assets attributable to the Company.

The Board of Directors approved these condensed interim consolidated financial statements on November 8, 2021.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty, including potential restrictions on exploration and development sites access and supply chains disruptions that could delay the exploration and development plans of the main assets of the Company. In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

3. Changes in accounting policies

(i) Early adoption of amendments to IAS 16: Property, Plant and Equipment

The IASB has made amendments to IAS 16 Property, Plant and Equipment, which will be effective for financial years beginning on or after January 1, 2022. The Company early adopted the amendment to IAS 16 whereby proceeds from the sale of precious metals before the related property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items.

As a result, for the three and nine months ended September 30, 2021, net proceeds received from selling recovered gold and silver from its Bonanza Ledge II Project of $3.9 million and $4.7 million respectively is recognized as revenue in the consolidated statement of loss. The Company had no pre-production revenues in the comparative period. The related cost of sales in relation to the gold and silver sold of $3.9 million and $4.7 million was also recognized in the consolidated statement of loss for the three and nine months ended September 30, 2021 in accordance to IAS 2 at the net realizable value of inventory sold.

(ii) Revenues Recognition - precious metals sales

Revenues generated from sale of metals is recognized when the Company satisfies the performance obligations associated with the sale. Typically, this is accomplished when control over the metals are passed from the Company to the buyer. Primary factors that indicate the point in time when control has passed to the buyer includes but is not limited to (a) the Company has transferred physical possession and legal title of the asset to the purchaser and (b) the Company has present right to payment.

4. Cash

As at September 30, 2021 and December 31, 2020, cash held in U.S. dollars amounted respectively to US$31.9 million ($40.7 million) and US$47.2 million ($60.1 million).

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Inventories

	September 30,	December 31,
	2021	2020
	$	$
Current

Ore in stockpiles	9,900	8,426
Gold-in-circuit inventory	3,088	-
Refined precious metals	5,195	-
Supplies	989	1,599
Total current inventories	19,172	10,025

Non-current
Ore in stockpiles (note 10)(i)	-	17,279

(i) The non-current ore in stockpile is presented in other assets on the consolidated statements of financial position.

Refined precious metals, gold-in-circuit and ore in stockpiles are measured at the lower of weighted average production cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses. Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. The cost of ore stockpiles is increased based on the related current cost of production for the period. Stockpiles are segregated between current and non-current based on the period of planned usage.

Stockpile inventory (reflected in inventory and other assets on the statements of financial position) held by Sapuchi Minera, S. de R.L. de C.V ("Sapuchi") was revalued to net realizable value, resulting in an impairment charge for the three and nine months ended September 30, 2021 of $11 million and $15.4 million respectively in the consolidated statements of loss. Some of the main assumptions that impacted the Sapuchi stockpile valuation were increased processing and related production costs and decrease in gold price.

6. Investments in associates & other investments Investments in associates

	Nine months ended	Year ended
	September 30,	December 31,
	2021	2020
	$	$
Balance - Beginning of period	9,636	14,284
Acquisitions	1,748	972
Exercise of warrants	1,437	36
Share of loss and comprehensive loss, net	(1,302)	(2,015)
Net gain on ownership dilution	1,391	-
Gain on deemed disposals (i)	-	5,357
Transfers to other investments (i)	-	(8,998)
Balance - End of period	12,910	9,636

(i) In 2020, the gain on deemed disposals is related to investments in certain associates that were transferred to other investments as the Company has considered that it has lost its significant influence over the investees.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Other investments

	Nine months ended	Year ended
	September 30,	December 31,
	2021	2020
	$	$
Fair value through profit or loss (warrants & convertible loan)
Balance - Beginning of period	1,892	529
Acquisitions	6,915	769
Exercises	(1,122)	(7)
Change in fair value	(772)	601
Balance - End of period	6,913	1,892

Fair value through other comprehensive income (shares)
Balance - Beginning of period	98,616	43,544
Acquisitions	2,850	12,047
Transfer from associates	-	8,998
Change in fair value	(18,710)	34,027
Disposals	(23,236)	-
Balance - End of period	59,520	98,616

Total	66,433	100,508

Other investments comprise common shares and warrants, almost exclusively from Canadian publicly traded companies and a convertible loan receivable of $5 million USD ($6.4 million).

7. Mining interests

	Nine months ended	Year ended
	September 30,	December 31,
	2021	2020
	$	$

Balance - Beginning of period	385,802	263,938
Acquisition of the San Antonio gold project	-	57,038
Additions	120,229	71,006
Mining tax credit	(1,585)	(4,608)
Asset retirement obligation	-	3,414
Depreciation capitalized	3,980	4,019
Share-based compensation capitalized	1,505	688
Transfers	(11,221)	-
Impairment (note 10)	(58,417)	-
Sale of a royalty (i)	-	(13,000)
Other adjustments	339	-
Currency translation adjustments	(1,745)	3,307
Balance - End of period	438,887	385,802

(i) In November 2020, Osisko Gold Royalties exercised its option to purchase an additional 1% NSR royalty on the Cariboo and the Bonanza Ledge II Projects for $13.0 million.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Mining interests (continued)

Osisko Gold Royalties holds a 5% NSR royalty on the Cariboo and Bonanza Ledge properties and a 15% gold and silver stream on the San Antonio property (Note 12). The Cariboo and Bonanza Ledge properties 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville Gold Mines Ltd ("Barkerville") movable and immovable assets, including Barkerville's interest in the property and mineral rights, in an amount of not less than $150 million and a debenture on all of Williams Creek's movable and immovable assets, including Williams Creek's interest in the property and mineral rights, in an amount of not less than $150 million. The security shall be first ranking, subject to permitted encumbrances.

8. Property, plant and equipment

	Nine months ended	Year ended
	September 30,	December 31,
	2021	2020
	$	$

Cost- Beginning of period	25,713	14,015
Acquisition of San Antonio gold project	-	1,330
Additions	45,882	10,749
Disposals	(166)	-
Write-off	(1,192)	(388)
Transfers	11,221	-
Currency translation adjustments	(51)	7
Cost - End of period	81,407	25,713

Accumulated depreciation - Beginning of period	4,515	245
Depreciation	3,659	4,270
Disposals	-	-
Write-off	(995)	-

Accumulated depreciation - End of period	7,179	4,515

Net book value
Cost	81,407	25,713
Accumulated depreciation	(7,179)	(4,515)
Net book value	74,228	21,198

Property, plant and equipment includes right-of-use assets with a carrying value of $14.3 million as at September 30, 2021 ($2.4 million as at December 31, 2020).

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Exploration and evaluation

	Nine months ended	Year ended
	September 30,	December 31,
	2021	2020
	$	$

Net book value - December 31, 2020	41,869	42,949
Additions	3,356	201
Conversions to royalties (i)	-	(631)
Sale of royalties (ii)	-	(650)
Net book value - End of period	45,225	41,869

Balance - End of period
Cost	103,415	100,059
Accumulated impairment	(58,190)	(58,190)
Net book value - End of period	45,225	41,869

(i) In 2016, Osisko Gold Royalties entered into earn-in agreements for properties in the James Bay area. In 2019 and 2020, the ownership of certain properties were transferred to the counterparty of the earn-in agreements, and the Parent Company retained royalties on these properties. The earn-in agreements were terminated by the parties in 2020.

(ii) In 2020, Osisko Gold Royalties acquired a 3% NSR royalty on the exploration and evaluation properties owned by Osisko Development prior to the closing of the Arrangement for $0.7 million.

10.  Impairment of assets

Barkerville Gold Mines (Bonanza Ledge II Project)

Third Quarter 2021:

Due to continuing operational challenges in August and September 2021, it was determined that total capital and production costs related to the Bonanza Ledge II Project would be higher than the total revenues expected to be generated for the remaining life of the project. These factors were considered indicators of impairment, among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2021. As a result of the impairment assessment, the Company recorded an impairment charge of $22.4 million on the Bonanza Ledge II Project during the three months ended September 30, 2021.

On September 30, 2021, the net book value of the Bonanza Ledge II Project was written down to zero as it is estimated that the net book value will not be recovered by the expected net profits to be generated from the sale of precious metals. The recoverable amount was determined by the value-in-use using a cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Bonanza Ledge II project over its estimated life of mine, based on an average gold price per ounce of US$1,787, the average grade of gold and the average recovery rate for the remaining mine life. No discount rate was used as the project has a short-term remaining estimated mine life of approximately 18 months.

Second Quarter 2021:

In March 2021, processing of ore commenced at the Bonanza Ledge II Project, with first gold sales occurring in May 2021. As a result of operational challenges incurred during the second quarter of 2021, it was determined that total capital and production costs related to Bonanza Ledge II Project would be significant higher than originally planned. These factors were considered indicators of impairment among other facts and circumstances and accordingly, management performed an impairment assessment as at June 30, 2021. The Company recorded an impairment charge of $36.1 million on its Bonanza Ledge II Project mining interest during the three months ended June 30, 2021, recognized in the consolidated statement of loss.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.  Impairment of assets (continued)

On June 30, 2021, the Bonanza Ledge II Project was impaired to its estimated recoverable amount of $12.4 million, which was determined by the value-in-use using a cash-flows approach based on the revised life of mine plan. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Bonanza Ledge II Project over its estimated life of the mine. No discount rate was used, as the project has a remaining mine life of approximately 18 months.

Sensitivities - June 30, 2021 impairment

A sensitivity analysis was performed by management for the gold price, the average grade and the recovery rate (in isolation). If gold price per once applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $9.3 million. If the average grade per ounce applied to the cash flows had been 10% lower, the Company would have recognized an additional impairment charge of $12.4 million. If the recovery rate applied to the cash flows had been 10% lower, the Company would have recognized an additional impairment charge of $12.4 million.

11.  Lease liabilities

The movement of the lease liabilities for the nine months ended September 30, 2021 is as follows:

	Nine months ended	Year ended
	September 30,	December 31,
	2021	2020
	$	$

Balance - Beginning of period	2,035	-
Additions	13,611	2,394
Repayment of liabilities	(3,956)	(359)
Balance - End of period	11,690	2,035

Current liabilities	9,044	578
Non-current liabilities	2,646	1,457
	11,690	2,035

12.  Contract liability

On November 20, 2020, Sapuchi completed a gold and silver stream agreement with Osisko Bermuda Ltd, a subsidiary of Osisko Gold Royalties for US$15.0 million ($19.1 million). An amount of US$10.5 million was paid in November 2020 and the remaining US$4.5 million was paid in February 2021.

Under the terms of the stream agreement, Osisko Bermuda Ltd will purchase 15% of the payable gold and silver from the San Antonio gold project at a price equal to 15% of the daily per ounce gold and silver market price. The initial term of the stream agreement is for 40 years and can be renewed for successive 10 year periods. The stream is also secured with (i) a first priority lien in all of the collateral now owned or hereafter acquired; (ii) a pledge by Osisko Development of its shares of Sapuchi Minera Holdings Two B.V. and (iii) a guarantee by Osisko Development. The interest rate used to calculate the accretion on the contract liability's financing component is 24%.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Contract liability (continued)

The movement of the contract liability is as follows:

	Nine months ended	Year ended
	September 30,	December 31,
	2021	2020
	$	$

Balance - Beginning of period	14,007	-
Deposits	5,653	13,824
Accretion on the contract liability's financing component	3,756	350
Cumulative catch-up adjustment	608
Currency translation adjustment	(522)	(167)
Balance - End of period	23,502	14,007

Current liabilities	3,826	1,606
Non-current liabilities	19,676	12,401
	23,502	14,007

Under IFRS 15, the stream agreement is considered to have a significant financing component. The Company therefore records notional non-cash interest, which is subject to capitalization into Mining interests, as borrowing costs.

13.   Flow-through shares liability

Nine months ended
September 30,
2021
$

Balance - Beginning of period	-
Deferred premium on flow-through shares issued, net of share issue costs (note 15)	7,885
Recognition of deferred premium on flow-through shares	(5,868)
Balance - End of period	2,017

The Company is committed to spending the proceeds on exploration activities by December 31, 2022. As at September 30, 2021, the balance remaining to be spent totals $8.6 million.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.  Environmental rehabilitation provision

	Nine months ended	Year ended
	September 30,	December 31,
	2021	2020
	$	$
Balance - Beginning of period	34,601	20,527
Acquisition of San Antonio gold project	-	9,301
New liabilities	1,500	4,176
Revision of estimates	(2,874)	(310)
Accretion expense	890	820
Settlement of liabilities / payment of liabilities	(366)	(500)
Currency translation adjustment	(277)	587
Balance - End of period	33,474	34,601

Current liabilities	4,032	3,019
Non-current liabilities	29,442	31,582
	33,474	34,601

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, property, plant and equipment and exploration and evaluation assets. As at September 30, 2021, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $39 million. The weighted average actualization rate used is 3.58% and the disbursements are expected to be made between 2021 and 2030 as per the current closure plans.

15.  Share capital and warrants Shares

Authorized

Unlimited number of common shares, without par value Issued and fully paid 133,203,232 common shares

Non-brokered private placement

In January and February 2021, Osisko Development closed the first and final tranches respectively of a non-brokered private placement for 10,862,195 units of Osisko Development at a price of $7.50 per unit (or the Canadian dollar equivalent of US$5.75 per unit) for aggregate gross proceeds of approximately $79.8 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, with each whole warrant entitling the holder thereof to acquire one common share of Osisko Development at a price of $10.00 per share (or the prevailing U.S. dollar equivalent at the time of exercise) on or prior to December 1, 2023. Share issue expenses related to this private placement amounted to $1.1 million ($0.8 million net of income taxes).

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Share capital and warrants (continued)

Flow-Through and Charity Flow-Through financing

In March 2021, the Company closed a bought deal private placement of: (i) 2,055,742 flow-through shares ("FT Shares") of the Company at a price of $9.05 per FT Shares; and (ii) 1,334,500 charity flow-through shares of the Company ("Charity FT Shares") at a price of $11.24 per Charity FT Share, for aggregate gross proceeds of $33.6 million. The carrying value of the FT shares and the Charity FT shares is presented net of the liability related to the premium on FT shares of $7.9 million, which was recorded at the date of the issuance of the FT shares and the Charity FT shares. Share issue expenses related to this private placement amounted to $1.5 million ($1.1 million net of income taxes).

Warrants

The following table summarizes the Company's movements for the warrants outstanding:

	Nine months ended		Year ended
	September 30, 2021		December 31, 2020
		Weighted		Weighted
	Number of	average	Number of	average
	Warrants	exercise price	Warrants	exercise price
		$		$
Balance - Beginning of period	9,358,525	10.00	-	-
Issued - bought-deal private placement (i)	-	-	6,675,000	10.00
Issued - brokered private placement (i)	-	-	2,683,525	10.00
Issued - non-brokered private placement(i)	5,431,098	10.00	-	-
Warrants exercised	(250)	10.00	-	-
Balance - End of period (i)	14,789,373	10.00	9,358,525	10.00

(i) The warrants have a maturity date of December 1, 2023.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.  Share-based compensation Share options

The Company offers a share option plan to their respective directors, officers, management, employees and consultants. The following table summarizes information about the movement of the share options outstanding under the Company's plan:

	Nine months ended		Year ended
	September 30, 2021		December 31, 2020
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	1,199,100	7.62	-	-
Granted	742,500	6.85	1,199,100	7.62
Forfeited	(111,100)	7.55	-	-
Balance - End of period	1,830,500	7.31	1,199,100	7.62
Options exercisable - End of period	-	-	-	-

The following table summarizes the share options outstanding as at September 30, 2021:

			Options outstanding
			Weighted
			average
		Exercise	remaining contractual
Grant date	Number	price	life (years)
		$
December 22, 2020	1,102,100	7.62	4.23
February 4, 2021	31,600	8.10	4.35
June 23, 2021	547,100	7.10	4.73
August 16, 2021	149,700	5.63	4.88
	1,830,500	7.31	4.44

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	September 30, 2021	December 31, 2020
Dividend per share	-	-
Expected volatility	67%	63%
Risk-free interest rate	0.8%	0.4%
Expected life	48 months	48 months
Share price	$6.85	$7.62
Fair value of options granted	$3.48	$3.64

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.  Share-based compensation (continued)

The expected volatility was estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and nine months ended September 30, 2021, the total share-based compensation related to share options granted under the Company's plan on the consolidated statements of loss amounted to $0.7 million and $1.5 million, respectively (nil for the three and nine months ended September 30, 2020), including $0.3 million and $0.8 million capitalized to mining assets and plant and equipment (nil for the three and nine months ended September 30, 2020).

Deferred and restricted share units ("DSU" and "RSU")

The Company offers a DSU plan and a RSU plan, which allow DSU and RSU to be granted to directors, officers and employees as part of their long-term compensation package. All such plans are classified as equity-settled plans.

The following table summarizes information about the DSU and RSU movements:

	Nine months ended		Year ended
	September 30, 2021		December 31, 2020
	DSU(i)	RSU(ii)	DSU(i)	RSU(ii)
Balance - Beginning of period	170,620	-	-	-
Granted	68,730	599,000	170,620	-
Replacement RSU granted	-	458,450	-	-
Forfeited	-	(10,900)	-	-
Balance - End of period	239,350	1,046,550	170,620	-
Balance - Vested	-	-	-	-

(i) Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(ii) Following the launch of Osisko Development, Osisko Gold Royalties and Osisko Development mutually agreed that a pro-rata portion of the outstanding long-term equity incentive compensation awarded by Osisko Gold Royalties to their employees that transferred to Osisko Development would be exchanged for restricted shares units of Osisko Development ("Replacement RSU") and the related Osisko Gold Royalties RSUs would be cancelled. Accordingly, on June 1, 2021, 458,450 Replacement RSU were granted to officers and employees who held Osisko Gold Royalties RSUs that were cancelled. The maturity date is the same as the maturity date of the corresponding Osisko Gold Royalties RSUs cancelled. Replacement RSUs are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company.

The remaining RSUs granted vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.  Share-based compensation (continued)

The total share-based compensation expense related to the Osisko Development's DSU and RSU plans for the three and nine months ended September 30, 2021 amounted to $1.3 million and $2 million, respectively ($nil for the three and nine months ended September 30, 2020), including $0.6 million and $0.7 million capitalized to mining assets and plant and equipment (nil for the three and nine months ended September 30, 2020).

Based on the closing price of the common shares at September 30, 2021 ($5.01) and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees' tax obligations related to the RSU and DSU outstanding amounts to $3.4 million ($0.7 million as at December 31, 2020).

Parent Company's share based compensation

Prior to the RTO transaction, the Parent Company, offered a share option plan and a RSU plan for the benefit of the Company's senior management and directors. The fair value of the share options and RSU is recognized as compensation expense over the vesting period. For the three and nine months ended September 30, 2021, the total share-based compensation related to share options and RSUs granted under the Parent Company's plan on the consolidated statements of loss was an expense of $0.1 million (2020 - expense of $0.2 million) and expense of $0.6 million (2020 - $0.5 million) respectively.

17.  Additional information on the general and administrative expenses

	Three months ended		Nine months ended
		September 30,	September 30,
	2021	2020	2021	2020
	$	$	$	$
Compensation	2,493	671	5,917	1,471
Share-based compensation	1,926	191	3,601	529
Depreciation	16	-	80	-
Other general and administrative expenses	2,427	289	5,935	1,320
	6,862	1,151	15,533	3,320

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.  Additional information on the other income, net

	Three months ended		Nine months ended
		September 30,	September 30,
	2021	2020	2021	2020
	$	$	$	$
Interest income, net	150	262	733	297
Foreign exchange gain (loss)	1,038	-	(546)	-
Premium on flow-through shares	2,600	-	5,868	-
Gain on disposal of assets	153		153
Other	1,341	852	2,847	5,862
	5,282	1,114	9,055	6,159

19. Additional information on the consolidated statements of cash flows

	Three months ended		Nine months ended
		September 30,	September 30,
	2021	2020	2021	2020
	$	$	$	$
Changes in non-cash working capital items
(Increase) decrease in amounts receivable	(2,549)	(166)	(2,494)	419
Increase in inventory	(762)	(7)	(8,357)	(29)
Increase in other current assets	(828)	(321)	(3,096)	(784)
Increase (decrease) in accounts payable and accrued liabilities	7,104	(3)	2,070	(1,870)
	2,965	(497)	(11,877)	(2,264)

20. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

			September 30, 2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Convertible loan receivable			6,370	6,370
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	476	476
Other minerals	-	-	67	67
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	50,452	-	-	50,452
Other minerals	9,068	-	-	9,068
	59,520	-	6,913	66,433

			December 31, 2020
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	1,162	1,162
Other minerals	-	-	730	730
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	82,423	-	-	82,423
Other minerals	16,193	-	-	16,193
	98,616	-	1,892	100,508

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.  Fair value of financial instruments (continued)

During the nine months periods ended September 30, 2021 and 2020, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and convertible loan) for the nine month period ended September 30, 2021 and the year ended December 31, 2020:

	2021	2020
	$	$

Balance - Beginning of period	1,892	529
Acquisitions	6,915	769
Warrants exercised	(1,122)	(7)
Change in fair value - warrants exercised (i)	300	17
Change in fair value - deemed disposed (i)	-	(48)
Change in fair value - held at the end of the period (i)	(1,072)	632
Balance - End of period	6,913	1,892

(i) Recognized in the consolidated statements of loss under other income, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies, classified as Level 3, is determined using the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants as at September 30, 2021 and December 31, 2020.

21.  Segmented information

The chief operating decision-maker organizes and manages the business under operating segments, being the acquisition, exploration and development of mineral properties.

The assets related to the exploration, evaluation and development of mining projects are located in Canada and in Mexico, and are detailed as follows as at September 30, 2021:

		September 30, 2021
	Canada	Mexico	Total
	$	$	$
Other assets (non-current)	1,053	10,855	11,908
Mining interest	360,933	77,954	438,887
Property, plant and equipment	59,820	14,408	74,228
Exploration and evaluation assets	43,886	1,339	45,225
Total non-current assets	465,692	104,556	570,248

Osisko Development Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21.   Segmented Information (continued)

		December 31, 2020
	Canada	Mexico	Total
	$	$	$
Other assets (non-current)	599	24,054	24,653
Mining interest and plant and equipment	344,903	62,097	407,000
Exploration and evaluation assets	40,680	1,189	41,869
Total non-current assets	386,182	87,340	473,522

	Canada	Mexico	Total
	$	$	$
For the three months ended September 30, 2021
Revenues	3,906	-	3,906
Cost of sales	(3,906)	-	(3,906)
Impairment of assets	22,365	(10,955)	(33,320)
Operating expenses	(5,247)	(1,953)	(7,200)
For the nine months ended September 30, 2021
Revenues	4,681	-	4,681
Cost of sales	(4,681)	-	(4,681)
Impairment of assets	(58,417)	(15,382)	(73,799)
Operating expenses	(13,545)	(3,506)	(17,051)
For the three months ended September 30, 2020
Operating expenses	(1,179)	(4)	(1,183)
For the nine months ended September 30, 2020
Operating expenses	(3,417)	(11)	(3,428)

During the three and nine month periods ended September 30, 2020, impairment of assets, revenue and cost of sales were $nil.